

11017750

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 28 2011

Washington, DC
110

SEC FILE NUMBER
8- 27779

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 AND ENDING 12/31/2010
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Management Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7900 Xerxes Avenue S, Suite 500

(No. and Street)

Minneapolis, MN 55431

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melissa Glennie 952-746-1110

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyer and Company

(Name - if individual, state last, first, middle name)

14500 Burnhaven Drive Suite 135 Burnsville, MN 55306

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory A. Stroh _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Management Securities, Inc. _____ , as of December 31 _____ , 2010 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

President PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have audited the accompanying consolidated balance sheets of Capital Management Securities, Inc., as of December 31, 2010 and 2009, and the consolidated related statements of operations, stockholders' equity and cash flows for the years then ended. The consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Capital Management Securities, Inc., as of December 31, 2010 and 2009, and the results of operations, changes in stockholders' equity and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Boyer & Company

February 22, 2011

CAPITAL MANAGEMENT SECURITIES, INC
BALANCE SHEET
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
CURRENT ASSETS		
Cash	$ 230,936	$ 203,928
Accounts Receivable	71,830	122,980
Prepaid Expenses	5,280	5,584
Due from Related Company	1,647	6,714
Total Current Assets	309,693	339,206
PROPERTY AND EQUIPMENT		
Furniture and Equipment	20,569	19,320
Leasehold Improvements	1,297	1,297
Software	8,465	8,465
Total Property and Equipment	30,331	29,082
Less: Accumulated Depreciation and Amortization	(25,449)	(22,763)
Net Property and Equipment	4,882	6,319
TOTAL ASSETS	$ 314,575	$ 345,525
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Commissions Payable	$ 51,969	$ 97,177
Accounts Payable	16,413	22,293
Accrued Bonuses	7,000	-
401(K) Payable	6,892	-
Accrued Payroll Taxes	938	163
Accrued Income Taxes	7,974	17,344
	91,186	136,977
OTHER LIABILITY - Deferred Tax Liability	736	3,968
STOCKHOLDERS' EQUITY		
Common Stock, $.01 Per Share, 1,000,000 Shares Authorized, 12,214 Shares Issued and Outstanding	122	122
Paid in Capital	57,252	57,252
Retained Earnings	165,279	147,206
Total Stockholders' Equity	222,653	204,580
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 314,575	$ 345,525

See notes to financial statements.

	2010	2009
REVENUE		
Commissions	$ 1,522,356	$ 1,606,202
Office Rent	44,051	43,551
Interest	188	254
Other	27,792	12,343
Total Revenue	1,594,387	1,662,350
OPERATING EXPENSES		
Commissions	1,210,595	1,253,801
Salaries and Wages	133,128	143,381
Payroll Taxes	11,676	11,054
Employee Benefits	8,653	4,334
Advertising	431	1,406
Depreciation and Amortization	2,686	5,862
Dues and Subscriptions	22,175	22,558
Equipment and Rental	19,883	21,352
Insurance	17,405	17,172
Miscellaneous	4,413	2,890
Office Supplies and Printing	5,518	7,062
Postage	4,125	3,495
Professional Services	17,936	15,159
Regulatory Expense	11,806	10,367
Rent	70,679	72,647
Repairs and Maintenance	14,478	9,310
Sales and Use Tax	1,110	2,315
Telephone	6,296	7,637
Trading Errors	-	11,682
Travel and Entertainment	2,754	1,571
Total Operating Expenses	1,565,747	1,625,055
Income From Operations	28,640	37,295
Gain (Loss) on Asset Dispostions	-	(1,464)
Income Before Taxes	28,640	35,831
Income Tax Expense	(10,567)	(14,564)
NET INCOME	$ 18,073	$ 21,267

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC
STATEMENT OF STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2010 and 2009

| | Common Stock | | Paid In | Retained | |
	Shares	Amount	Capital	Earnings	Total
BALANCE, December 31, 2008	$ 12,214	$ 122	$ 57,252	$ 125,939	$ 183,313
Dividends Paid				-	-
Net Income (Loss)	-	-	-	21,267	21,267
BALANCE, December 31, 2009	12,214	122	57,252	147,206	204,580
Net Income	-	-	-	18,073	18,073
BALANCE, December 31, 2010	$ 12,214	$ 122	$ 57,252	$ 165,279	$ 222,653

See notes to financial statements.

3

CAPITAL MANAGEMENT SECURITIES, INC
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Cash flows from operating activities		
Net Income (Loss)	$ 18,073	$ 21,267
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	2,686	5,862
(Gain) loss on disposal of property	-	1,464
(Increase) decrease in accounts receivable	51,150	(67,961)
(Increase) decrease in prepaid expenses	304	(1,335)
(Increase) Decrease in taxes receivable	-	16,649
(Increase) decrease in due from affiliate	5,067	(2,284)
Increase (decrease) in accounts payable	(5,880)	18,849
Increase (Decrease) in commissions payable	(45,208)	76,342
Increase (decrease) in accrued liabilities	14,667	(7,581)
(Increase)decrease in deferred income taxes	(3,232)	(6,594)
Increase (decrease) in income taxes payable	(9,370)	17,344
Total adjustments	10,184	50,755
Net cash provided (used) by operating activities	28,257	72,022
Cash flow from investing activities:		
Cash payments for the purchase of property	(1,249)	(2,921)
Net cash provided (used) by investing activities	(1,249)	(2,921)
Cash flow from financing activities:		
Net cash provided (used) by financing activities	-	-
Net increase (decrease) in cash	27,008	69,101
Cash, begining of year	203,928	134,827
Cash, end of year	$ 230,936	$ 203,928
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income Tax	34,855	-

CAPITAL MANAGEMENT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – Capital Management Securities, Inc. (the Company) is a wholly owned subsidiary of CMA, Financial Inc. The Company is a licensed broker-dealer under the jurisdiction of the National Association of Security Dealers (NASD). The Company buys and sells listed and unlisted securities; municipal, corporate and government bonds; mutual fund shares; and provides other financial services. The Company, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all the accounts of such customers.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts - An allowance for doubtful accounts has not been established as of December 31, 2010 and 2009. Based upon management's analysis of outstanding accounts receivable as of December 31, 2010 and 2009 and the Company's past collection experience, an allowance is not considered necessary by management.

Property and Equipment – Property and equipment is carried at cost. Depreciation of property and equipment is computed by the straight-line method based on useful lives of three to ten years.

Maintenance and repairs of property and equipment are charged to operations, and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations.

The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the asset to the carrying amount of the asset.

Recognition of Revenue – Commission income from sales of securities is recorded on the trade date.

Income Taxes – Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities, which consist of net operating loss carryforwards, book depreciation over tax deprecation differences, and differences associated with cash basis reporting versus accrual basis reporting are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The management is of the view that there are no significant tax positions that may be challenged.

Subsequent Events

Date of Management Evaluation – Management has evaluated subsequent events through February 22, 2011, the date which the financial statements were available to be issued.

Claims – Subsequent to December 31, 2010 Capital Management Services, Inc. was served with a substantial claim by the Bankruptcy Trustee of DBSI. The estimated claim is approximately $34,525. If the claim has any merit Capital Management Securities Inc. would have a corresponding claim of approximately $10,350 against its sales representatives to whom payments were made.

Advertising – Advertising and promotion costs are expensed as incurred.

NOTE 2 – COMMITMENTS AND CONTINGENCIES

Operating Leases – The Company has a lease agreement for office space expiring June 30, 2013. Monthly base rent ranges from $6,073 to $6,492 over the term of the lease. Terms of the lease also require the Company to pay its share of taxes and operating expenses. Facility rent expense for the years ended December 31, 2010 and 2009 was $70,679 and $72,646 respectively.

The Company has also entered into various operating leases for equipment that expire through 2015. Equipment rent expense for the years ended December 31, 2010 and 2009 was $16,905 and $10,930 respectively. The equipment lease commitment includes a related party phone lease with a shareholder of the Company.

Minimum future lease payments as of December 31, 2010 under non-cancelable operating leases are:

Years Ending December 31,	Office Facility	Equipment	Total
2011	$76,018	$27,965	$103,983
2012	77,275	27,965	105,240
2013	38,952	27,965	66,917
2014	- 0 -	25,050	25,050
2015	- 0 -	9,063	9,063

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares its facilities and expenses with a sister company. Expenses are allocated between the two entities based on gross revenues. During 2010 approximately $283,685 or 46.7% of common expenses were allocated to the Company's sister company. During 2009 approximately $288,469 or 45.5% of common expenses were allocated to the Company's sister company. The majority of the expenses are paid by the Company, and the sister entity reimburses the Company for its share of the expenses monthly. Amounts due from related parties totaled $1,647 and $6,714 as of December 31, 2010 and 2009.

NOTE 4 – INCOME TAXES

The Company's net deferred tax liability at December 31, 2010 and 2009 consisted of:

	Federal	State	Total
December 31, 2010	$427	$309	$736
December 31, 2009	$2,301	$1,667	$3,968

CAPITAL MANAGEMENT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

The components for the provision for income taxes for the years ended December 31, 2010 and 2009 are as follows:

	Federal	State	Total
Year Ended December 31, 2010:			
Deferred tax (income)	$(1,875)	$(1,357)	$ (3,232)
Current Income Tax	8,563	5,236	13,799
Income Tax Expense	$6,688	$3,879	$10,567

	Federal	State	Total
Year Ended December 31, 2009:			
Deferred tax (income)	$(3,824)	$(2,770)	$(6,594)
Current Income Tax	6,538	14,620	21,158
Income Tax Expense	$2,714	$11,850	$14,564

The amount of federal income tax expense attributable to continuing operations differs from the amount of expense that would result from applying domestic federal statutory rates to pre-tax income from continuing operations primarily due to permanent differences of non-deductible expenses and the effect of state minimum fees.

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have audited the balance sheet of Capital Management Securities, Inc. as of December 31, 2010 and 2009, and the related statement of operations, stockholders' equity and cash flows for the years then ended and have issued our report thereon dated February 22, 2011. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.

The information contained in the accompanying supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic statements taken as a whole.

Boyer & Company

February 22, 2011

CAPITAL MANAGEMENT SECURITIES, INC.
COMPUTATION OF NET CAPITAL PERSUANT TO RULE 15c3-1
DECEMBER 31, 2010 and 2009

	2010	2009
STOCKHOLDERS' EQUITY at End of Year	$ 222,653	$ 204,580
ADDITIONS:		
Liabilities Subordinated to Claims of General		
Creditors Allowable in Computation of Net Capital	-	-
Total Capital and Allowable Subordinated Liabilities	222,653	204,580
DEDUCTIONS:		
Unallowable Assets:		
Property and Equipment - Net	4,882	6,319
Deferred Tax Assets	-	-
Due from Related Company	1,647	6,714
Prepaid Expenses	5,280	5,584
Income Taxes Receivables	-	-
Nonliquid Receivables, Net of Commission Payable	54,141	18,021
Total	65,950	36,638
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	156,703	167,942
HAIRCUTS ON SECURITIES	-	-
NET CAPITAL at End of Year	156,703	167,942
REQUIRED CAPITAL		
Basic Capital Requirement:		
Liabilities	91,922	140,945
Required Percent	6.67%	6.67%
Basic Capital Requirement	6,082	9,401
Minimum Capital Required	25,000	25,000
Excess Capital	$ 131,703	$ 142,942
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Indebtedness	91,922	140,945
Net Capital	156,703	167,942
Percent of debt to net capital	58.7%	83.9%

See accountant's report on supplementary information.

CAPITAL MANAGEMENT SECURITIES

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND THE
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
DECEMBER 31, 2010 and 2009

The Company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a) (2) and does not hold client/customer funds or securities; thus, no reconciliation is necessary.

CAPITAL MANAGEMENT SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2010 and 2009

The Company is exempt from Rule 15c3-3 under Subparagraph K(2)(ii) and does not possess, control or otherwise hold client or customer funds or securities.

CAPITAL MANAGEMENT SECURITIES, INC
RECONCILIATION OF FOCUS REPORT (IIA) AS OF DECEMBER 31, 2010 TO AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

	Balance Per Focus Report on December 31, 2010	Adjustments Debit		Credit	Balance Per Audited Financial Statements At December 31, 2010
Total Assets	$ 311,791	$ 2,784	(b)	$ -	$ 314,575
Less:					
Total Liabilities	89,180	-	(a)	2,742	91,922
Net Worth	222,611	2,784		2,742	222,653
Less:					
Non-Allowable Assets	65,950			-	65,950
Tentative Net Capital	156,661	-		-	156,703
Less:					
Securities Haircuts	-	-		-	-
Net Capital	$ 156,661	$ 2,784		$ 2,742	$ 156,703

(a) Deferred Income Taxes and Income Taxes Payable
(b) Audit Adjustments

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have audited the financial statements of Capital Management Securities, Inc. for the years ended December 31, 2010 and 2009 and have issued our report thereon dated February 22, 2011. As part of our audits, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards in the United States and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the client (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15C3-3(e); (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (iii) in complying with the requirement for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements, and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes in judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the years ended December 31, 2010 and 2009, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system and any that may have existed during the period, disclosed certain weaknesses that we believe to be material. Such weaknesses, with an indication of the corrective action taken or proposed, were as follows.

One person has the primary responsibility for most of the accounting and financial duties. As a result, many of those aspects of internal control which rely upon an adequate segregation of duties are, for all practical purposes, missing in your company. We recognize that your company probably is not large enough to make the employment of additional persons for the purpose of segregating duties practical from a financial standpoint, but we are required, under professional responsibilities, to call the situation to your attention.

We understand that practices and procedures that accomplish the objectives referred to in the first paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 and 2009, to meet the Commission's objectives.

We commend the management and staff of the Company for their assistance and cooperation during the audits. An audit imposes additional work on all personnel and we appreciate the effort by the management and staff of Capital Management Securities, Inc.

As was mentioned previously, these comments are made solely in the interest of establishing sound internal control procedures and improving the operation of the Company. We would be pleased to discuss these comments with you in detail and aid in the implementation if you so desire. Thank you for giving us the opportunity to serve you and we look forward to a continuing relationship with your firm.

This report is intended solely for the information and use of the audit committee and management and is not intended to be, and should not be, used by anyone other than these specified parties.

February 22, 2011

Boyer & Company

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Capital Management Securities, Inc. for the year ended December 31, 2010. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

      1. Compared listed payments with respective cash disbursement records entries;

      2. Compared amounts reported on audited Form X-17a-5 for the period January 1, 2010 to December 31, 2010 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);

      3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers; and

      4. Proved the arithmetical accuracy of the calculation reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Capital Management Securities, Inc. taken as a whole.

Boyer & Company

February 22, 2011

15

CAPITAL MANAGEMENT SECURITIES, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2010 and 2009

CAPITAL MANAGEMENT SECURITIES, INC

CONTENTS